Exhibit 99.1

Theratechnologies Announces Amendments to its Term Loan Facility With Affiliates of Marathon Asset Management

Amendments Allow Theratechnologies to Maintain Minimum Liquidity of US$15 Million up to and until October 31, 2023

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated December 16, 2021 to its short form base shelf prospectus dated December 14, 2021.

Montreal, Canada – July 28, 2023 – Theratechnologies Inc. (“Theratechnologies”, the “Company”, or “we”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today announced that it entered into an agreement with certain funds and accounts for which Marathon Asset Management, L.P. acts as investment manager (collectively, “Marathon”) to amend some of the terms and conditions of its credit agreement entered into in July 2022 (the “Credit Agreement”) to lower the minimum liquidity the Company must maintain at any time to US$15 million from US$20 million.

The amendments provide, inter alia, that the Company must hold this minimum amount of liquidity at all times up to and until October 31, 2023, and must comply with all of the other terms and conditions of the Credit Agreement. The Company is taking the necessary steps to ensure continued compliance with the liquidity covenant in the future.

Under the Credit Agreement, the Company was required to hold a minimum of US$20 million at all times in cash and other liquid investments. The terms and conditions related to the obligation to maintain a minimum amount of liquidity under the Credit Agreement have previously been amended and the last amendment was valid until July 28, 2023.

“This amendment entered into with Marathon will allow us to continue focusing on the growth of our business with the aim of achieving a positive adjusted EBITDA by the current fiscal year-end”, said Philippe Dubuc, Senior Vice President and Chief Financial Officer, Theratechnologies.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. A copy of the Credit Agreement is available on both SEDAR and EDGAR at the addresses set forth above.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, the “Forward-Looking Statements”), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to, statements regarding the growth of the Company’s business, the achievement of a positive adjusted EBITDA by the end of the fiscal year and the Company’s compliance with all of the terms and conditions of the Credit Agreement. Although the Forward-Looking Statements contained in this press release are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the Forward-Looking Statements include that: sales of our products will continue to grow in the United States, no event will occur that would trigger unplanned expenses and we will not breach any of the terms and conditions of the Credit Agreement. Forward-Looking Statements are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to, those related to or arising from: non-compliance by the Company with the terms and conditions of the Credit Agreement, including meeting revenue targets and the liquidity covenant; revenue decline from sales of our products in the United States as a result of competition, product quality or supply issues, or a cure for HIV is found; unforeseen expenses that the Company must incur. We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 27, 2023, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 28, 2023, under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Non-IFRS and Non-US GAAP Measure

The information presented in this press release includes a measure that is not determined in accordance with International Financial Reporting Standards (“IFRS”) or U.S. generally accepted accounting principles, being the term “Adjusted EBITDA”. “Adjusted EBITDA” is used by the Company as an indicator of financial performance and is obtained by adding to net profit or loss, finance income and costs, depreciation and amortization, income taxes, share-based compensation from stock options, certain restructuring costs and certain write-downs (or related reversals) of inventories. “Adjusted EBITDA” excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions rather than the results of day-to-day operations. The Company believes that this measure can be a useful indicator of its operational performance from one period to another. The Company uses this non-IFRS measure to make financial, strategic and operating decisions. Adjusted EBITDA is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Company to which the measure relates and might not be comparable to similar financial measures disclosed by other issuers.

Investor Contact:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

438-315-6608

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